SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549


                                 AMENDMENT NO. 7
                                       TO
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           WESTELL TECHNOLOGIES, INC.
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                                (Name of Issuer)

                      Class A Common Stock, par value $0.01
                    Class B Common Stock, par value $0.01 1/
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                         (Title of Class of Securities)

                  957541-10-5 (Number for Class A Common Stock)
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                                  CUSIP Number

       May 19, 2003, June 4, 2003 and June 5, 2003 (end of calendar year)
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             (Date of Event Which Requires Filing of this Statement



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)
         |_|      Rule 13d-1(c)
         |X|      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



--------
1/ Although not registered under Section 12 of the Securities Exchange Act of
   1934, as amended, Class B Common Stock automatically converts into Class A Common Stock upon any transfer except transfers to permitted transferees.

CUSIP NO. 957541-10-5

1.       NAME OF REPORTING PERSON
             S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Melvin J. Simon

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (A)      X
                  (B)

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION        United States

       NUMBER OF           5.    SOLE VOTING POWER

        SHARES 1,608,016 Class B Common Stock at June 9, 2003 438,910 Class A Common Stock at June 9, 2003 (including options and warrants to purchase shares that are exercisable within 60 days of June 9, 2003)


     BENEFICIALLY          6.    SHARED VOTING POWER

       OWNED BY                  14,824,886 Class B Common Stock at June 9, 2003

         EACH              7.    SOLE DISPOSITIVE POWER

       REPORTING                 1,608,016 Class B Common Stock at June 9, 2003
                                 438,910 Class A Common Stock at June 9, 2003
                                 (including options and warrants to purchase shares that are exercisable within 60 days of June 9, 2003)


        PERSON             8.    SHARED DISPOSITIVE POWER

         WITH                    14,824,886 Class B Common Stock at June 9, 2003

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 438,910 Class A Common Stock (including options and warrants to purchase shares that are exercisable within 60 days of June 9, 2003)

                                 16,432,902 Class B Common Stock at June 9, 2003

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES

         Not applicable.

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             Approximately 54.3% the total voting power of the corporation (Class A Common Stock and Class B Common Stock).

             Less than 1% of the outstanding shares of Class A Common Stock.

12.      TYPE OF REPORTING PERSON:  IN

CUSIP NO. 957541-10-5

1.       NAME OF REPORTING PERSON
             S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Robert C. Penny III

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  (A)      X
                  (B)

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION        United States

       NUMBER OF           5.    SOLE VOTING POWER

        SHARES                             --

     BENEFICIALLY          6.    SHARED VOTING POWER

       OWNED BY

                                 170,940 Class A Common Stock (consisting of warrants to purchase shares that are exercisable within 60 days of June 9, 2003)

                                 14,824,886 Class B Common Stock

         EACH              7.    SOLE DISPOSITIVE POWER

       REPORTING                           ----

        PERSON             8.    SHARED DISPOSITIVE POWER

         WITH

                                 170,940 Class A Common Stock (consisting of warrants to purchase shares that are exercisable within 60 days of June 9, 2003)

                                 14,824,886 Class B Common Stock

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 14,824,886 Class B Common Stock at June 9, 2003

                                 170,940 Class A Common Stock (consisting of warrants to purchase shares that are exercisable within 60 days of June 9, 2003)

10.      CHECK IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES

         Not applicable.

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             Approximately 48.8% the total voting power of the corporation (Class A Common Stock and Class B Common Stock).

             Less than 1% of the Class A Common Stock.

12.      TYPE OF REPORTING PERSON:  IN

Item 1(a)         NAME OF ISSUER:    Westell Technologies, Inc.

Item 1(b)         ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           750 North Commons Drive, Aurora, Illinois  60504

Item 2(a)         NAME OF PERSON FILING:

                  Robert C. Penny III and Melvin J. Simon

Item 2(b)         ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                           4343 Commerce Court, Suite 306, Lisle, Illinois 60532

Item 2(c)         CITIZENSHIP:   United States

Item 2(d)         TITLE OF CLASS OF SECURITIES:

                  Class A Common Stock, $0.01 par value per share, and Class B Common Stock, $0.01 par value per share, of Westell Technologies, Inc. Class B Common Stock has four votes per share and automatically converts into Class A Common Stock (one vote per share) unless transferred to certain family members of Robert C. Penny III, Gary F. Seamans or Melvin J. Simon.

Item 2(e)         CUSIP NUMBER:

                  The CUSIP number of the Class A Common Stock is 957541-10-5. Since the Class B Common Stock is not listed on any exchange, it does not have a CUSIP number.

Item 3            THE PERSON FILING THIS STATEMENT IS A:

                  This statement is not being filed pursuant to Rule 13d-1(b) or 13d-2(b). Not Applicable.

Item 4            OWNERSHIP

                  (a)      Amount Beneficially Owned as of June 9, 2003:

                           Robert C. Penny III: 14,824,886 Class B Common Stock and 170,940 Class A Common Stock (consisting of warrants to purchase shares of Class A Common Stock that are exercisable within 60 days of June 9, 2003)

                           Melvin J. Simon: 16,432,902 Class B Common Stock and 438,910 Class A Common Stock (including options and warrants to purchase shares of Class A Common Stock that are exercisable within 60 days of June 9, 2003)

                  (b)      Percent of Class:

                           Robert C. Penny III:

                           Approximately 48.8% of the total voting power of the corporation (Class A Common Stock and Class B Common Stock).

                           Less than 1% of the outstanding shares of Class A Common Stock.

                           Melvin J. Simon:

                           Approximately 54.3% of the total voting power of the corporation (Class A Common Stock and Class B Common Stock).

                           Less than 1% of the outstanding shares of Class A Common Stock.

                  (c) Number of shares as to which such person has as of June 9, 2003:

                     (i)   sole power to vote or to direct the vote:

                           Robert C. Penny III:  None
                           Melvin J. Simon:      1,608,016 Class B Common Stock
                                                 438,910 Class A Common Stock
                                                 (including options and warrants
                                                 to purchase shares that are
                                                 exercisable within 60 days of
                                                 June 9, 2003)

                    (ii)   shared power to vote or to direct the vote:

                           Robert C. Penny III:  14,824,886 Class B Common
                                                 Stock, 170,940 Class A Common
                                                 Stock (including warrants to
                                                 purchase shares that are
                                                 exercisable within 60 days of
                                                 June 9, 2003). Barbara J.
                                                 Pruitt, Florence R. Penny and
                                                 Robert C. Penny III are
                                                 co-trustees of a trust
                                                 containing warrants to purchase
                                                 85,470 shares and Marlene D.
                                                 Foskett, Florence R. Penny and
                                                 Robert C. Penny III are
                                                 co-trustees of another trust
                                                 containing warrants to purchase
                                                 85,470 shares.

                           Melvin J. Simon:      14,824,886 Class B Common Stock

                   (iii)   sole power to dispose or direct the disposition of:

                           Robert C. Penny III:  None
                           Melvin J. Simon:      1,608,016 Class B Common Stock
                                                 438,910 Class A Common Stock
                                                 (including options and warrants
                                                 to purchase shares that are
                                                 exercisable within 60 days of
                                                 June 9, 2003)

                    (iv)   shared power to dispose or direct the disposition of:

                           Robert C. Penny III:  14,824,886 Class B Common Stock
                                                 170,940 Class A Common Stock

                                                 (including warrants to purchase
                                                 shares that are exercisable
                                                 within 60 days of June 9, 2003)

                           Melvin J. Simon:      14,824,886 Class B Common Stock


Item 5            OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  Not applicable.

Item 6            OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Messrs. Penny and Simon beneficially own an aggregate of 14,824,886 shares of Class B Common Stock as Voting Trustees of a Voting Trust formed pursuant to the Voting Trust Agreement dated February 23, 1994, as amended (the "Voting Trust"), among Robert C. Penny III and Melvin J. Simon, as co-trustees, and certain members of the Penny family and the Simon family. In addition to the amounts set forth in the immediately preceding sentence, Mr. Simon, as trustee of various trusts for the benefit of Robert C. Penny and his children, Marlene D. Foskett and Barbara J. Pruitt, beneficially owns an aggregate of 1,516,056 shares of Class B Common Stock, 2,000 shares of Class A Common Stock and warrants to purchase 256,410 shares of Class A Common Stock. As beneficiaries of trusts that are beneficiaries of the voting trust and the other trusts for which Mel Simon is trustee, Robert C Penny III, Marlene D. Foskett and Barbara J. Pruitt each have the right to receive more than 5% of the dividends with respect to the Class B Common Stock held in the voting trust.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable.

Item 8            IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Robert C. Penny and Melvin J. Simon, as co-trustees of the Voting Trust, may be deemed to have formed a group under Regulation 13D of the Securities Exchange Act of 1934, as amended. Please see the response to Item 6 above.

Item 9            NOTICE OF DISSOLUTION OF GROUP:  Not applicable.

Item 10           CERTIFICATION:

                  Not applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            Date:  June 10, 2003



                                            /s/ Robert C. Penny III
                                            -----------------------
                                            Robert C. Penny III


                                            /s/ Melvin J. Simon
                                            -----------------------
                                            Melvin J. Simon























ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).